O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230
Stephen F.X. O’Neill*	Christian I. Cu**	Telephone:	360-332-3300
Charles C. Hethey***	Brian S.R. O’Neill****	Facsimile:	360-332-2291

File #4392
July 30, 2010
VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attention: Jenn Do, Staff Accountant

Dear Sirs/Madams:

RE:	AQUA SOCIETY, INC. (the “Company”)
	-	SEC File Number 000-50163
	-	Form 8-K, Item 4.01 Notice of Change of Auditors Filed July 16, 2010 (the “Form 8-K”)

We write on behalf of the Company in response to your comment letter dated July 19, 2010 regarding the above referenced filing of the Company (the “Comment Letter”). Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1.

WE NOTE THAT THE LAST PERIODIC FILING THAT YOU FILED WAS YOUR FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007. WE REMIND YOU OF YOUR REPORTING OBLIGATIONS UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 AND THE FILING DEADLINES OF FORM 10-K AND FORM 10-Q. PLEASE TELL US WHEN YOU PLAN TO FILE ALL OF YOUR DELINQUENT PERIODIC REPORTS.

The Company is currently in the process of preparing the financial information necessary to bring its periodic reports under Section 13 of the Exchange Act up to date. The Company hopes to be able to file all of its delinquent reports by the end of August 2010 or early September 2010.

2.

PLEASE OBTAIN AND FILE ON A FORM 8-K/A THE UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANTS AGREE WITH THE STATEMENTS MADE IN YOUR INITIAL FORM 8-K NO LATER THAN TEN BUSINESS DAYS AFTER FILING THE INITIAL FORM 8-K.

On July 29, 2010, the Company filed an amendment to the above referenced Form 8-K to include the former principal independent accountant’s letter stating that they agree with the statements made in the Form 8-K as they relate to their firm.

Enclosed with this letter is a copy of the Company's acknowledgment as requested in the Comment Letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

"Christian I. Cu"

CHRISTIAN I. CU
CIC/dml
Enclosure

cc:	Aqua Society, Inc.
Attn: Frank Iding, CFO

Canadian Affiliate:	O’Neill Law Corporation
Suite 950, 650 West Georgia Street, Box 11587, Vancouver, British Columbia, Canada V6B 4N8
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars;
*** New York and British Columbia Bars; **** Nevada and Washington Bars